Strategic Mining Corp.

130 King Street West Suite 1800

Toronto, Ontario, Canada

(416) 865-3391

September 23, 2010

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Strategic Mining Corp.

Registration Statement on Form 10

File No. 0-53961

Amendment No. 3 filed September 23, 2010

Dear Mr. Schwall:

The company is in receipt of your comment letter of May 26, 2010.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

General

1.

We have amended our form 10 to eliminate the preferred shares from the cover page and description of securities to be registered section.  We interpreted your prior comment in error as requiring registration of the preferred stock.  We do not intend to register it and will not be filing a form 10.

2.

We have amended our exhibit list to reflect the proper exhibit numbers.

East Canyon Property, page 6

3.

We have amended our description of the terms of the agreement to provide more detail as suggested in your comment.

Security Ownership of Beneficial Owners and Management, page 16

4.

The table has been footnoted to disclose Ms. Mara as the person who controls the voting rights to Gold River of Africa’s shares.

5.

 An additional column has been added to describe total overall voting power.

6.

A separate line has been added to describe Amadou Mara’s total beneficial holdings and voting power.

/ / /

/ / /

Securities and Exchange Commission

September 23, 2010

Executive Compensation, page 18

7.

A footnote to the table has been added to disclose that Gary Cripps served only one year and Todd Sterck was appointed in 2010.

Certain Relationships and Related Transactions

8.

We have expanded the discussion to provide more detail of the transaction and the dollar value.

9.

We have added to the discussion that Mr. Sterck was only acting for Bah Dinh at the time of the transaction.

Closing Comments

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Todd Sterck

TODD STERCK

Chief Executive Officer